Mail Stop 6010

	November 14, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Registration No. 333-125335
	Submission of Rule 134 Marketing Materials

Dear Mr. Bettger:

      We have reviewed the marketing materials that you provided to us on November 11, 2005 and have the following comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please support your statement that the materials you provided contain only the statements required or permitted to be included by
Securities Act Rule 134. It appears that much of the information currently in the materials is beyond the scope of permitted Rule 134 communications.

* * *

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any questions.


	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
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Robert E. Bettger
Advanced BioEnergy, LLC
November 14, 2005
Page 2